UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

FS CREDIT INCOME FUND

(Name of Issuer)

Class I Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

30300R 203

(CUSIP Number)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, NY 10022

(212) 847-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS GTAM TS Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 397,873
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 397,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,873
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.81%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS GoldenTree Partners Loan Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 397,873
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 397,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,873
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.81%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS Steven A. Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 397,873
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 397,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,873
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.81%
14	TYPE OF REPORTING PERSON HC, IN

This Amendment No. 1 (“Amendment No. 1”) relates to the Class I common shares of beneficial interest, par value $0.001 per share (the “Shares”), of FS Credit Income Fund (the “Fund”), a Delaware statutory trust registered as a closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”), with its principal executive offices located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112, and amends the Schedule 13D filed on November 1, 2017 (the “Initial 13D”). Except as amended herein, the Initial 13D is unchanged and remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Initial 13D.

Item 2.	Identity and Background.

Item 2 of the Initial 13D is hereby amended and restated as follows:

(a) This statement is filed by:

(i) GTAM TS Investment LLC, a Delaware limited liability company (the “LLC”), with respect to securities of the Fund held by it;

(ii) GoldenTree Partners Loan Fund LLC, a Delaware limited liability company (the “Parent”), with respect to securities of the Fund indirectly held by it as the parent company to the LLC; and

(iii) Mr. Steven A. Tananbaum (“Mr. Tananbaum”), the manager of the LLC and the Parent LLC.

The LLC, the Parent and Mr. Tananbaum are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Parent does not own any Shares directly and disclaims beneficial ownership of the Shares. Mr. Tananbaum does not own any Shares directly and disclaims beneficial ownership of the Shares.

(b) The address of the principal business office of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, N.Y. 10022.

(c) The principal business of each of the LLC and the Parent is to hold portfolio securities. Mr. Tananbaum serves as the managing member of the LLC and the Parent. As the managing member of the LLC and the Parent, Mr. Tananbaum may be deemed to have voting and investment power over the securities of the Issuer directly held by the LLC.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

(i) LLC – Delaware;

(ii) Parent – Delaware;

(iii) Mr. Tananbaum – United States of America.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated as follows:

(a)-(b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons was calculated based on 1,603,587.069 Shares outstanding as of March 14, 2018.

(c) Except for the indirect acquisition by the Parent of the Shares held by the LLC as a result of its acquisition of the LLC on March 16, 2018, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Initial 13D is hereby amended and restated as follows:

Exhibit No.	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2018

GTAM TS INVESTMENT LLC

By:	/s/ Steven A. Tananbaum
Name: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE PARTNERS LOAN FUND LLC

By:	/s/ Steven A. Tananbaum
Name: Steven A. Tananbaum
Title: Managing Member

/s/ Steven A. Tananbaum
Steven A. Tananbaum